

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 20, 2010

Ms. Sariah Hopkins
Executive Vice President and Chief Financial Officer
Debut Broadcasting Corporation, Inc.
1025 16th Avenue South
Nashville, TN 37212

   RE: Debut Broadcasting Corporation, Inc.
      Form 10-K for the year ended December 31, 2008
      Filed April 1, 2009, as amended April 21, 2010
      File No. 000-50762

Dear Ms. Hopkins:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Larry Spirgel
        Assistant Director